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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         Aurora Biosciences Corporation
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   051920-10-6
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:

          / / Rule 13d-1(b)
          / / Rule 13d-1(c)
          /x/ Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
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CUSIP NO. 051920-10-6                 13G                      PAGE 2 OF 5 PAGES

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abingworth Bioventures SICAV
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------

                           5    SOLE VOTING POWER

                                1,405,262
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,405,262
          WITH             8    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,405,262

--------------------------------------------------------------------------------

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.3%

--------------------------------------------------------------------------------

 12   TYPE OF REPORTING PERSON *

      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages
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ITEM 1(a).        Name of Issuer:  Aurora Biosciences Corporation

ITEM 1(b).        Address of Issuer's Principal Executive Offices:
                  11010 Torreyana Road, San Diego, CA  92121

ITEM 2(a).        Name of Person Filing:  Abingworth Bioventures SICAV ("ABS")

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of ABS is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2(c). Citizenship: ABS is a corporation organized under the laws of Luxembourg.

ITEM 2(d).        Title of Class of Securities:  Common Stock, $.001 par value.

ITEM 2(e).        CUSIP Number:  051920-10-6.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act");

                  (b) / / Bank as defined in Section 3(a)(6) of the Act;

                  (c) / / Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940;

                  (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b), Rule 13d-1(c) or Rule 13d-2(b).


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ITEM 4.           Ownership.

                  (a) Amount Beneficially Owned: ABS was the record and beneficial owner of 1,405,262 shares of Common Stock as of December 31, 1998.

                  (b) Percent of Class: 8.3%. The foregoing percentage is calculated based on the 16,972,427 shares of Common Stock reported to be outstanding as of October 31, 1998 in the Quarterly Report on Form 10-Q of Aurora Biosciences Corporation for the quarter ended September 30, 1998.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,405,262 shares.

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares.

                           (iii) sole power to dispose or to direct the disposition of: 1,405,262 shares.

                           (iv) shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 9, 1999

ABINGWORTH BIOVENTURES SICAV

By:  /s/M. Rose DOCK
        Name:  M. Rose DOCK

Title:  Director

By:  /s/Fernand HEIM
        Name:  Fernand HEIM

Title:  Mandatory


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